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              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549
                -----------------------------

                       AMENDMENT NO. 10
                              to
                        SCHEDULE 14D-9

            SOLICITATION/RECOMMENDATION STATEMENT
                 Pursuant to Section 14(d)(4)
            of the Securities Exchange Act of 1934
                -----------------------------

                         CONRAIL INC.

                  (Name of Subject Company)
                -----------------------------

                         CONRAIL INC.

             (Name of Person(s) Filing Statement)
                -----------------------------

           Common Stock, par value $1.00 per share
   (including the associated Common Stock Purchase Rights)
                (Title of Class of Securities)

                         208368 10 0
            (CUSIP Number of Class of Securities)
                -----------------------------

 Series A ESOP Convertible Junior Preferred Stock, without par value
   (including the associated Common Stock Purchase Rights)
                (Title of Class of Securities)

                             N/A
            (CUSIP Number of Class of Securities)
                -----------------------------

                      James D. McGeehan
                     Corporate Secretary
                         Conrail Inc.
                      2001 Market Street
                     Two Commerce Square
               Philadelphia, Pennsylvania 19101
                        (215) 209-4000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                       With a copy to:

                   Robert A. Kindler, Esq.
                   Cravath, Swaine & Moore
                       Worldwide Plaza
                      825 Eighth Avenue
                   New York, New York 10019
                        (212) 474-1000

========================================================================

                         INTRODUCTION

          Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on December 6, 1996, and amended on December 12, 1996, December 20, 1996, January 3, 1997, January 10, 1997, January 14, 1997, January
16, 1997, January 21, 1997, January 28, 1997 and February 3, 1997 (as
amended, the "CSX Schedule 14D-9") with respect to an offer by Green Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of CSX Corporation, a Virginia corporation ("CSX"), to purchase up to an aggregate of 18,344,845 Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the CSX Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

          Item 8 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

          On February 10, 1997, Norfolk issued a press release announcing, among other things, that it has nominated a slate of five directors to the Conrail Board. Norfolk also announced in its press release that the final proration factor for the amended Norfolk Offer is approximately 12.6 percent. A copy of the press release is attached hereto as Exhibit (a)(26), is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to such Exhibit.

          On February 10, 1997, Conrail issued a press release in response to the Norfolk proposed director slate, announcing that the terms of the proposal are invalid under Pennsylvania law and also appear to violate Federal transportation law. A copy of the press release is attached hereto as Exhibit (a)(27), is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to such Exhibit.

Item 9.  Materials to be filed as Exhibits.

          Item 9 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

       (a)(26)   Text of press release issued by Norfolk
                 on February 10, 1997.

       (a)(27)   Text of press release issued by Conrail
                 on February 10, 1997.

                          SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             CONRAIL INC.



                             By   /s/  John A. McKelvey
                               ---------------------------------
                                Name:  John A. McKelvey
                                Title:  Senior Vice President--
                                           Finance


Dated as of February 12, 1997

                        EXHIBIT INDEX

Exhibit                  Description                Page No.

*(a)(1)   Offer to Purchase dated December 6, 1996
          (incorporated by reference to
          Exhibit (a)(1) to CSX's and Purchaser's
          Tender Offer Statement on Schedule 14D-1
          dated December 6, 1996, as amended
          (the "CSX 14D-1")).........................

*(a)(2)   Letter of Transmittal (incorporated by
          reference to Exhibit (a)(2) to the CSX
          14D-1).....................................

*(a)(3)   Text of press release issued by CSX dated
          December 6, 1996 (incorporated by reference
          to Exhibit (a)(7) to the CSX 14D-1)........

*(a)(4)   Letter to shareholders of Conrail dated
          December 6, 1996...........................

*(a)(5)   Form of Summary Advertisement dated
          December 6, 1996 (incorporated by reference
          to Exhibit (a)(5) to the CSX 14D-1)........

*(a)(6)   Opinion of Lazard Freres & Co. LLC
          (incorporated by reference to
          Exhibit (a)(14) to the Solicitation
          Recommendation Statement on Schedule 14D-9
          of Conrail dated October 16, 1996, as
          amended, relating to the First Offer (the
          "First 14D-9"))............................

*(a)(7)   Opinion of Morgan Stanley & Co.
          Incorporated (incorporated by reference to
          Exhibit (a)(15) to the First 14D-9)........

*(a)(8)   Text of press release issued by Conrail and
          CSX dated December 10, 1996................

*(a)(9)   Opinion of Lazard Freres & Co. LLC dated
          December 18, 1996..........................

*(a)(10)  Opinion of Morgan Stanley & Co.
          Incorporated dated December 18, 1996.......

*(a)(11)  Supplement to the Offer to Purchase dated
          December 19, 1996 (incorporated by
          reference to Exhibit (a)(15) to the
          14D-1).....................................

*(a)(12)  Text of press release issued by CSX and
          Conrail dated December 19, 1996............

*(a)(13)  Text of press release issued by Conrail
          dated December 20, 1996....................

*(a)(14)  Text of advertisement published by Conrail
          and CSX on December 10, 1996...............

*(a)(15)  Text of advertisement published by Conrail
          and CSX on December 12, 1996...............

*(a)(16)  Text of joint press release issued by
          Conrail and CSX dated January 9, 1997......

*(a)(17)  Text of joint press release issued by
          Conrail and CSX dated January 13, 1997.....

*(a)(18)  Text of joint press release issued by
          Conrail and CSX dated January 15, 1997.....

*(a)(19)  Text of press release issued by Conrail
          dated January 19, 1997.....................

*(a)(20)  Text of press release issued by Conrail
          dated January 22, 1997 (incorporated by
          reference to Exhibit (a)(26) to the Norfolk
          14D-9).....................................

*(a)(21)  Text of press release issued by Conrail
          dated January 23, 1997 (incorporated by
          reference to Exhibit (a)(27) to the Norfolk
          14D-9).....................................

*(a)(22)  Text of press release issued by Conrail
          dated January 28, 1997 (incorporated by
          reference to Exhibit (a)(24) to the Norfolk
          14 D-9)....................................

*(a)(23)  Text of joint advertisement published by
          Conrail and CSX on January 29, 1997........

*(a)(24)  Text of press release issued by Conrail on
          January 31, 1997...........................

*(a)(25)  Text of joint press release issued by
          Conrail, CSX and Norfolk on
          January 31, 1997...........................

 (a)(26)  Text of press release issued by Norfolk
          dated February 10, 1997....................

 (a)(27)  Text of press release issued by Conrail
          dated February 10, 1997 ...................

*(c)(1)   Agreement and Plan of Merger dated as of
          October 14, 1996 (incorporated by reference
          to Exhibit (c)(1) to CSX's and Purchaser's
          Tender Offer Statement on Schedule 14D-1
          dated October 16, 1996, as amended,
          relating to the First Offer (the "First
          CSX 14D-1"))...............................

*(c)(2)   First Amendment to Agreement and Plan of
          Merger dated as of November 5, 1996
          (incorporated by reference to
          Exhibit (c)(7) to the First CSX 14D-1)......

*(c)(3)   Conrail Stock Option Agreement dated as of
          October 14, 1996 (incorporated by reference
          to Exhibit (c)(2) to the First CSX 14D-1)....

*(c)(4)   CSX Stock Option Agreement dated as of
          October 14, 1996 (incorporated by reference
          to Exhibit (c)(3) to the First CSX 14D-1).....

*(c)(5)   Voting Trust Agreement dated as of
          October 15, 1996 (incorporated by reference to
          Exhibit (c)(4) to the First CSX 14D-1)........

*(c)(6)   Employment Agreement of Mr. LeVan dated as
          of October 14, 1996 (incorporated by
          reference to Exhibit (c)(5) to the
          First 14D-9)...................................

*(c)(7)   Change of Control Agreement of Mr. LeVan
          dated as of October 14, 1996 (incorporated
          by reference to Exhibit (c)(6) to the
          First 14D-9)....................................

*(c)(8)   Answer and Defenses of Conrail, CSX and the
          individual defendants to Second Amended
          Complaint, and Counterclaim of Conrail and
          CSX in Norfolk Southern et al. v. Conrail
          Inc. et al., filed on December 5, 1996, in
          the United States District Court for the
          Eastern District of Pennsylvania
          (incorporated by reference to Exhibit (c)(8)
          to the Solicitation Recommendation
          Statement on Schedule 14D-9 of Conrail
          dated November 6, 1996, as amended,
          relating to the Norfolk Offer).............

*(c)(9)   Pages 4-5 and 9-14 of Conrail's Proxy
          Statement dated April 3, 1996 (incorporated
          by reference to Exhibit (c)(7) to the
          First 14D-9)...............................

*(c)(10)  Second Amendment to Agreement and Plan of
          Merger dated as of December 18, 1996
          (incorporated by reference to Exhibit
          (c)(6) to the 14D-1).......................

*(c)(11)  Form of Amended and Restated Voting Trust
          Agreement (incorporated by reference to
          Exhibit (c)(7) to the 14D-1)...............

*(c)(12)  Text of opinion of Judge Donald
          VanArtsdalen of the United States District
          Court for the Eastern District of
          Pennsylvania as delivered from the bench on
          January 9, 1997............................

*(c)(13)  Text of STB Decision No. 5 of STB Finance
          Docket No. 33220 dated January 8, 1997......



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* Previously filed